FILE NO. 82-34744

RECEIVED
2010 JUL 26 A 11: 13

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	.3775	CAD	07/15/2010	08/11/2010	09/01/2010
CU.X	.3775	CAD	07/15/2010	08/11/2010	09/01/2010
CU.PR.A	.3625	CAD	07/15/2010	08/11/2010	09/01/2010
CU.PR.B	.3750	CAD	07/15/2010	08/11/2010	09/01/2010

SUPPL

Filed on behalf of the Issuer by:

Name: Ingrid Dunn
Phone: 403 292 7909
Email: ingrid.dunn@atco.com
Submission Date: 07/15/2010
Last Updated: 07/15/2010



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